COMMENTS RECEIVED ON 01/26/2024

FROM KIM MCMANUS

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity New Markets Income Fund

POST-EFFECTIVE AMENDMENT NO. 218

1)

C:

The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this is not possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

2)

C:

The Staff requests we fill in all blanks, brackets, and otherwise missing information sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information that the registrant believes is material for review purposes sufficiently in advance of effectiveness.

3)

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy, hold, and sell shares of the fund. In addition to the fees and expenses described below, your broker may also require you to pay brokerage commissions on purchases and sales of certain share classes of the fund.”

C:

The Staff requests we revise the bold language to reference “other fees, such as brokerage commissions and other fees to financial intermediaries which are not reflected in the tables and examples below.”

R:

The disclosure will be revised to read:

“In addition to the fees and expenses described below, your broker may also require you to pay other fees, such as brokerage commissions on purchases and sales of certain classes of shares of the fund and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

4)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing up to 20% of the fund's net assets in securities that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default), options, and futures contracts - to adjust the fund's risk exposure - as well as forward foreign currency exchange contracts for both hedging and non-hedging purposes.”

C:

The Staff requests we revise the principal investment strategy related to securities that have a leveraging effect on the fund to refer to speculative, rather than non-hedging, purposes.

R:

We believe the existing disclosure appropriately disclosures the purposes for which derivatives may be utilized. We, therefore, decline to modify the disclosure.

FOLLOW-UP COMMENTS RECEIVED ON 02/27/2024

FROM KIM MCMANUS

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity New Markets Income Fund

POST-EFFECTIVE AMENDMENT NO. 218

1)

“Fund Summary” (prospectus)

“Fee Table”

“AThe management fee covers administrative services previously provided under separate services agreements with the fund, for which 0.23%, 0.23%, 0.18%, 0.18%, and 0.08%, for Class A, Class M, Class C, Class I, and Class Z, respectively, was previously charged under the services agreements.”

C:

The Staff requests we remove the footnote explaining why the share classes have different management fees.

R:

We have included this fee table footnote to be consistent with the guidance in the Investment Management Staff Issues of Interest, Advisory Contracts – Combined Investment Advisory and Service Fees (Oct. 5, 2012), available at https://www.sec.gov/investment/divisionsinvestmentissues-interestshtml#advisorycontracts-ica. In that guidance, it is noted that the fund’s prospectus fee table would be updated to reflect the new fee rate as part of the fund’s “management fees,” and not as an “other expense” of the fund. It is further noted that “[a] footnote to the fee table breaking out the fee rates attributable to the advisory and administration services also would be included.” Given this guidance, to facilitate understanding of the change in fee arrangements we decline to delete the footnote.

2)

“Fund Management” (prospectus)

“Advisory Fees”

C:

The Staff requests we explain on a supplemental basis why the disclosed fees differ from the amount presented in the annual operating expenses table for Classes A, M, C, and I.

R:

The annual management fee rate for each class of shares of the fund is the lesser of (1) the class's mandate rate reduced by the class's discount rate (if applicable) or (2) the amount listed in the table in the “Fund Management – Advisory Fees” section of the prospectus (emphasis added). As reflected in the annual operating expenses table in the Summary Prospectus, the management fee rates for Classes A, M, C, and I were lower than the maximum amounts listed in the “Fund Management – Advisory Fees” table.